19008136

SEC Mail Processing Section

MAR 04 2019

Washington DC 413

DB

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69375

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Capital Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Montgomery Street, Suite 1501
(No. and Street)

San Francisco (City) CA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Towle (415)-889-1022
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2977 Ygnacio Valley Road, #460 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Charles Towle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Capital Global Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 1st **day of** March**, 20**19**, by** Charles Towle
, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______ **(Seal)**

APRIL M. JOHNSON
Notary Public – California
San Francisco County
Commission # 2218664
My Comm. Expires Nov 13, 2021

US CAPITAL GLOBAL SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

For the period of January 1, 2018 through December 31, 2018

US CAPITAL GLOBAL SECURITIES, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of US Capital Global Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of US Capital Global Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

US CAPITAL GLOBAL SECURITIES LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash and cash equivalents		25,746
Accounts receivable		64,630
Prepaids and deposits		4,701
Total Assets	$	95,077

LIABILITIES AND MEMBERS EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	1,742
Total Liabilities		1,742
Members' equity:		
Total members' equity		93,335
Total liabilities and members' equity	$	95,077

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES LLC
Statement of Income
December 31, 2018

Revenue	
Revenue from sale of Private Placements	$ 133,084
Total revenue	133,084
Expenses	
Accounting expense	15,503
Computer, internet and telephone expneses	14,488
Professional fees	51,237
Regulatory fees	8,822
Rent expense	11,160
Insurance expense	1,552
Commission expense	21,121
Total Expenses	$ 123,883
Income before provision for income taxes	9,201
Provision for income taxes	800
Net Income	$ 8,401

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES LLC
Statement of Changes in Members' Equity
December 31, 2018

	Shares	Additional Paid-in Capital	Accumulated Earnings	Total
Balance - December 31, 2017	1	$ 155,000	$ (89,566)	$ 65,434
Net income	-	-	8,401	8,401
Member Contribution	-	34,500	-	34,500
Members Distributions	-	(15,000)	-	(15,000)
Balance - December 31, 2018	1	$ 174,500	$ (81,165)	$ 93,335

The accompanying notes are an integral part of these financial statements.

US CAPITAL GLOBAL SECURITIES LLC
Statement of Cash Flows
December 31, 2018

Cash flows from operating activities:		
Net income	$	8,401
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in operating assets		
Increase in accounts receivable		(14,673)
Increase in lease deposits and prepaid expenses		(263)
Increase (decrease) in operating liabilities		
Decrease in accounts payable and accrued liabilities		(8,959)
Net cash used in operating activities		(15,494)
Cash flows from financing activities:		
Member contributions		34,500
Members distributions		(15,000)
Net cash provided by (used in) financing activities		19,500
Net increase in cash		4,006
Cash at beginning of year		21,740
Cash at end of year	$	25,746
Supplemental disclosure:		
California Franchise Tax	$	800

The accompanying notes are an integral part of these financial statements.

1. **General Information and Summary of Significant Accounting Policies**

Description of Business

US Capital Global Securities, LLC (the "Company"), successor of US Capital Global Securities, Inc., and a subsidiary of US Capital Holding Corporation (the "Parent"), was formed in November, 2016. The predecessor, US Capital Global Securities, Inc., was incorporated September 17, 2013, and began business November 17, 2014. The Company is registered as a broker dealer in securities under the Securities Exchange Act of 1934. US Capital Global Securities, LLC is a wholly owned subsidiary of US Capital Holding Corporation. See the section entitled "Ownership and Related Party Transactions" for additional details.

The Company has been organized to act as a placement agent for capital raise transactions conducted under the Regulation D exemption of the Securities and Exchange Act of 1933, and provide advisory services to companies seeking to engage in mergers and acquisition activities.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Revenue Recognition

The Company generates commission and fee income assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are recognized when earned or incurred.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

At December 31, 2018, the cash balance was held in one bank, and did not exceed the FDIC insurance limit.

Accounts Receivable

The Company considers accounts receivable of $64,630 to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts being uncollectible, they will be charged to operations when that determination is made.

2. **Net Capital Requirement**

As a registered broker dealer in the securities industry, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.07 to 1 at December 31, 2018. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2018, the Company had net capital as defined of $24,004 which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

3. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

4. Income Taxes

There is no federal or state income tax liability for the Company at December 31, 2018.

Any profits or losses flow through to the owners, similar to a partnership. The California state income tax liability was $800 at December 31, 2018.

5. Ownership and Related Party Transactions

Effective October 15, 2018 FINRA granted the request to change the ownership of US Capital Global Securities LLC from US Capital Partners Inc. to US Capital Holding Corporation. US Capital Holding Corporation is owned by Jeffrey Sweeney (70.87%) Charles Towle (23.63%) and 5 other individuals who comprise (5.5%).

6. Expense Sharing Agreement with US Capital Global Advisors LLC

The Company has an existing expense sharing agreement with US Capital Global Advisors LLC, which allocates a portion of the expenses incurred by the parent company, including an allocation for rent, IT and data, telephone, office supplies and a management fee. The total monthly allocation to the Company is $3,970, paid by automatic payments on the 1st of the month. In connection with the approved transfer as indicated on Note 5, a new expense sharing agreement was entered between the Company and a sister wholly owned subsidiary of US Capital Holding Corporation named US Capital Global Advisors LLC. This affiliate company shares office space with US Capital Global Securities LLC.

7. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

8. Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 and issued subsequent amendments to the initial guidance in August 2015, March 2016, April 2016, May 2016, December 2016, May 2017 and September 2017 within ASU 2015-14, ASU 2016-08, ASU 2016-10, ASU 2016-12, ASU 2016-20, ASU 2017-10, ASU 2017-13 and ASU 2017-14, respectively (collectively, Topic 606). Topic 606 supersedes nearly all existing revenue recognition guidance under GAAP. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. Topic 606 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than are required under existing GAAP, including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation, among others. Topic 606 also provides guidance on the recognition of costs related to obtaining customer contracts. Topic 606 is effective for

the Company's fiscal year ending December 31, 2018. This pronouncement may have an impact on how retainer income is recognized.

In January 2016, the FASB issued ASU 2016-01 ("ASU 2016-01") regarding ASC Topic 825-10, Financial Instruments - Overall. The amendments address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments, and require equity securities to be measured at fair value with changes in fair value recognized through net income. The amendments also simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment for impairment quarterly at each reporting period. The amendments in ASU 2016-01 will be effective for the Company's fiscal year beginning January 1, 2018. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption, with prospective adoption of the amendments related to equity securities without readily determinable fair values existing as of the date of adoption. The Company does not believe ASU 2016-01 will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016–13, Measurement of Credit Losses on Financial Instruments ("ASU 2016–13"), which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted. ASU 2016–13 will have applicability to our accounts receivable portfolio. At this time, we do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) and issued subsequent amendments to the initial guidance in September 2017 within ASU 2017-13 (collectively, Topic 842). Topic 842 requires companies to generally recognize on the balance sheet operating and financing lease liabilities and corresponding right-of-use assets. Topic 842 is effective for the Company's fiscal year ending December 31, 2020. The Company is currently evaluating the impact that Topic 842 will have on its financial position and results of operation.

Supplementary Information

US CAPITAL GLOBAL SECURITIES LLC
Schedule I
Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Security and Exchange Act of 1934
December 31, 2018

Company equity	$ 93,335	
Assets not allowed for net capital purposes:		
Accounts receivable	(64,630)	
Deposits and prepaid assets	(4,702)	
Net Capital	24,003	A
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness ($1,742) or $5,000	5,000	
Net capital in excess of requirement	$ 19,003	
Aggregate indebtedness (total liabilities)	$ 1,742	B
Ratio of aggregate indebtedness ($1,742) to net capital ($24,003) B A	.07 to 1	

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ 1,742	$ 24,004	.07 to 1
Change in other investments			
Rounding	-	(1)-	
Per statements as finalized	$ 1,742	$ 24,003	.07 to 1

The accompanying notes are an integral part of these financial statements.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of US Capital Global Securities, LLC

We have reviewed management's statements, included in the accompanying US Capital Global Securities, LLC Exemption Report, in which (1) US Capital Global Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which US Capital Global Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) US Capital Global Securities, LLC stated that US Capital Global Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. US Capital Global Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about US Capital Global Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2015.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

US Capital Global Securities, LLC Exemption Report

US Capital Global Securities, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in §240.15c3-3(k)(2)(i) throughout the most recent fiscal year ending December 31st, 2018, without exception.

I, Charles Towle, swear (or affirm), that to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO

Date:1.25.19

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Members
of US Capital Global Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by US Capital Global Securities, LLC and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of US Capital Global Securities, LLC for the year ended December 31, 2018, solely to assist you and SIPC in evaluating US Capital Global Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). US Capital Global Securities, LLC's management is responsible for US Capital Global Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2019

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

US Capital Global Securities, LLC
555 Montgomery Street
Suite 1501
San Francisco, CA 94111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed Smith (415)-246-7502

2. A. General Assessment (item 2e from page 2) $200

   B. Less payment made with SIPC-6 filed (**exclude interest**) (178)

   07-25-2018
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 22

   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $22

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $22

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US Capital Global Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 2019.

Charles Towle - CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/ 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$133,084
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$133,084
2e. General Assessment @ .0015	$200
	(to page 1, line 2.A.)